North Central Bancshares, Inc.
David M. Bradley
(515) 576-7531

North Central Bancshares, Inc. Announces Expiration of “Go Shop” Period

FT. DODGE, IOWA – April 13, 2012 – NASDAQ: FFFD – North Central Bancshares, Inc. (“North Central”) today announced the expiration of the so-called “go shop” period pursuant to the terms of the previously announced merger agreement (the “Merger Agreement”) entered into on March 12, 2012 by and among North Central, Great Western Bancorporation, Inc. (“Great Western”) and 150, Inc. (“150”), a newly-formed wholly-owned subsidiary of Great Western.

Under the Merger Agreement, North Central and its representatives had the right to pursue alternative acquisition proposals from third parties from the date of the Merger Agreement through April 12, 2012, at 11:59 p.m. Central Time.  Despite the solicitation efforts of North Central’s financial advisor, Keefe, Bruyette & Woods, Inc., which informed various other banking companies of this “go shop” period, no alternative acquisition proposals were received prior to the expiration of the “go shop” period.

Under the terms of the Merger Agreement, each issued and outstanding share of common stock of North Central immediately prior to the effective time of the merger of 150 with North Central (the “Merger”) will be converted into the right to receive $30.58 per share, in cash and without interest and subject to any applicable withholding, representing an approximate premium of 39% over the share closing price on March 12, 2012, the date of entry into the Merger Agreement.  North Central and Great Western anticipate that the Merger will be completed by the summer of 2012, subject to the satisfaction of various closing conditions that include the receipt of all required regulatory approvals and non-objections, as well as approval by North Central’s shareholders.

North Central is being advised by investment bank Keefe Bruyette &Woods, Inc. and represented by its legal counsel Paul Hastings LLP and local counsel Dickinson Mackaman Tyler & Hagen, P.C.

About North Central Bancshares, Inc. and First Federal Savings Bank of Iowa

North Central serves north central, central and southeastern Iowa at eleven full service locations in Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive, West Des Moines, Burlington, and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa (“First Federal”), headquartered in Fort Dodge, Iowa.

First Federal’s deposits are insured by the Federal Deposit Insurance Corporation up to the fullest extent permitted by law.

Additional Information and Where to Find It

This foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed with the SEC as an exhibit to its Current Report on Form 8-K, filed on March 13, 2012.  Investors are urged to read the Merger Agreement for a more complete understanding of the terms of the Merger.

This press release does not constitute a solicitation of any vote or approval, nor does it constitute any offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.  Pursuant to the Merger Agreement, North Central filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14A on April 12, 2012.  North Central also intends to file a definitive proxy statement on Schedule 14A and other relevant materials with the SEC.  The definitive proxy statement will also be mailed to North Central’s shareholders in solicitation of their approval of the Merger Agreement (“Shareholder Approval”).  SHAREHOLDERS OF NORTH CENTRAL ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AGREEMENT. Once available, these documents are obtainable free of charge on the SEC’s website at www.sec.gov.  In addition, after filing, documents filed by North Central with the SEC are available free of charge from David M. Bradley, Chairman, President and Chief Executive Officer of North Central Bancshares, Inc. at (515) 576-7531.

North Central, its directors and executive officers may be deemed to be “participants” in the forthcoming solicitation of proxies for Shareholder Approval.  A list of the names and other information regarding the directors and executive officers of North Central is available in North Central’s proxy statement related to its annual meeting of shareholders, which was filed with the SEC on Schedule 14A on March 9, 2012.  Additional information regarding the interests of such potential participants is included in the preliminary proxy statement and will be included in the definitive proxy statement and other relevant documents filed with the SEC when they become available.

Caution about Forward-Looking and other Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events, such as statements about the anticipated closing date of the Merger.  Although we believe that forward-looking statements are based upon reasonable assumptions, there can be no assurance that actual results, performance or achievements of North Central will not differ materially from any results expressed or implied by such forward-looking statements or that North Central will be able to close on the Merger by the anticipated closing date. Such forward-looking statements are subject to risks and uncertainties, that could cause actual events or results to differ materially from those described in the forward-looking statements and include, but are not limited to, the risk that regulatory approvals or non-objections and Shareholder Approval will not be obtained and those risks described in the cautionary language included under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in North Central’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

The Merger Agreement is incorporated by reference to provide investors with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described therein, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties.

The representations, warranties and covenants made by the parties in the Merger Agreement are qualified and limited, including by information in the schedules referenced in the Merger Agreement that North Central delivered in connection with the execution of the Merger Agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the contracting parties, which may differ from those applicable to investors. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this filing. Accordingly, they should not be relied upon as statements of factual information. Investors are not third-party beneficiaries under the Merger Agreement and you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of North Central or its affiliates.